Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2020

Assets

Cash	$	5,828,844
Securities and other financial instruments owned, at fair value:		
Equities		14,232,965,616
Options		161,644,550
Corporate bonds		8,470,359,051
Municipal bonds		42,183,486
U.S. government bonds		801,601,907
Foreign sovereign bonds		247,198,482
Mortgage backed securities		19,110
Total		23,955,972,202
Due from brokers, clearing organizations, and other		769,232,712
Due from affiliates		8,622,062
Fixed assets, net of accumulated depreciation and amortization		8,088,884
Other assets		5,923,296
Total assets	$	24,753,668,000

Liabilities and member's equity

Liabilities:		
Securities and other financial instruments sold, not yet purchased, at fair value:		
Equities	$	9,506,606,717
Options		74,125,821
Corporate bonds		7,475,607,310
Municipal bonds		399,147
U.S. government bonds		1,325,862,530
Foreign sovereign bonds		305,820,245
Total		18,688,421,770
Due to brokers, clearing organizations, and other		458,137,061
Securities sold under agreements to repurchase		1,950,000,000
Due to Parent		650,158,733
Due to affiliates		965,408
Accrued expenses and other liabilities		19,659,838
Total liabilities		21,767,342,810
Subordinated borrowing		225,000,000
Member's equity		2,761,325,190
Total liabilities and member's equity	$	24,753,668,000

See accompanying notes.